DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUNDS
Certificate of Amendment
The undersigned, Vice President of Dreyfus Institutional Preferred Money Market Funds (the "Trust"), a trust with transferrable shares of the type commonly called a Massachusetts business trust, DOES HEREBY CERTIFY to the Secretary of State of the Commonwealth of Massachusetts that, pursuant to Article IX, Section 9 of the Trust's Amended and Restated Agreement and Declaration of Trust dated May 5, 1997, as amended to date (the "Declaration of Trust"), and by the affirmative vote of a majority of the Trustees of the Trust at a meeting duly called and held on July 15, 2016, the Declaration of Trust is amended, effective August 1, 2016, to provide that the name of the following series of the Trust is changed as follows:
Old Name	New Name

Dreyfus Institutional Preferred Plus Money Market Fund	Dreyfus Institutional Preferred Government Plus Money Market Fund

/s/ Maureen E. Kane
Maureen E. Kane, Vice President

Dated:  July 21, 2016
STATE OF NEW YORK      )
                                                :  ss.:
COUNTY OF NEW YORK  )
On this 21st day of July, 2016, before me personally came Maureen E. Kane, to me known, and known to me to be the person described in and who executed the foregoing instrument, and who duly acknowledged to me that she had executed the same.

/s/ Loretta Johnston
Notary Public